LISTED FUNDS TRUST
615 East Michigan Street | Milwaukee, Wisconsin 53202
May 24, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Listed Funds Trust (File Nos. 333-215588 and 811-23226)
Request for Withdrawal of Post-Effective Amendment No. 273
Ladies and Gentlemen:
Pursuant to Rule 477(a) under the Securities Act of 1933 (the “1933 Act”), Listed Funds Trust (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 273 to the Trust’s Registration Statement on Form N-1A, as it applies to the registration of the Roundhill Ether Strategy ETF (the “Fund”) (“PEA No. 273”). PEA No. 273 was filed with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0000894189-23-003661) on May 10, 2023, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. The Registrant is requesting the withdrawal of PEA No. 273 at the request of the Staff of the U.S. Securities and Exchange Commission. No securities have been sold in connection with the offering of the Fund.
If you have any questions regarding this filing, please contact Laura Flores at (202) 373-6101 or Kent Barnes at (414) 550-7433.
Sincerely,
/s/ Kent Barnes
Kent Barnes
Secretary